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SEC 19007482

Mail Processing Section

MAR 01 2019

Washington DC 408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51823

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vorpahl Wing Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

421 W. Riverside ste 1020
(No. and Street)

Spokane	WA	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Vorpahl (509) 747-1749
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schoedel & Schoedel
(Name – *if individual, state last, first, middle name*)

422 W. Riverside ste 1402	Spokane	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Tim Vorphal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vorpahl Wing Securities Inc., as of 12/31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

AMANDA POWELL
Notary Public
State of Washington
Commission # 164460
My Comm. Expires Apr 12, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VORPAHL WING SECURITIES, INC.
(A Washington Corporation)
Spokane, Washington

FINANCIAL STATEMENTS
WITH REGISTERED
INDEPENDENT AUDITOR'S REPORT
December 31, 2018 and 2017

VORPAHL WING SECURITIES, INC.
Spokane, Washington

FINANCIAL STATEMENTS WITH
INDEPENDENT REGISTERED AUDITOR'S REPORT
December 31, 2018 and 2017
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Tim Vorpahl, President
Vorpahl Wing Securities, Inc.
421 W. Riverside Ave., Suite 1020
Spokane, Washington 99201

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vorpahl Wing Securities, Inc., a Washington corporation, as of December 31, 2018 and 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Vorpahl Wing Securities, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Vorpahl Wing Securities, Inc.'s management. Our responsibility is to express an opinion on Vorpahl Wing Securities, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Vorpahl Wing Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, Schedules I, II, III and IV, has been subjected to audit procedures performed in conjunction with the audits of Vorpahl Wing Securities, Inc.'s financial statements. The Schedules I, II, III, and IV are the responsibility of Vorpahl Wing Securities, Inc.'s management. Our audit procedures included determining whether the Schedules I, II, III, and IV

reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules I, II, III, and IV. In forming our opinion on the Schedules I, II, III, IV, we evaluated whether the Schedules I, II, III, IV, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedules I, II, III, IV are fairly stated, in all material respects, in relation to the financial statements as a whole.

Schoedel & Schoedel CPAs PLLC

We have served as Vorpahl Wing Securities, Inc.'s auditor since 2007.
Spokane, Washington
February 27, 2019

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2018 and 2017

ASSETS

	2018	2017
CURRENT ASSETS:		
Cash in bank	$ 111	$ 9,835
Accounts receivable - commissions	10,156	10,619
Accounts receivable - office overhead	572	-
Total current assets	10,839	20,454
OTHER ASSETS:		
CRD account-restricted	343	212
Lease deposit	5,505	5,505
Property and equipment (net)	-	-
Wedbush-Morgan Asset Mgt restricted dep acct	5,000	5,000
Wedbush-Morgan restricted deposit account	25,063	25,301
Total other assets	35,911	36,018
	$ 46,749	$ 56,472

LIABILITIES AND STOCKHOLDER'S EQUITY

	2018	2017
CURRENT LIABILITIES:		
Bank overdrafts	$ 10,146	$ -
Accounts payable	3,551	11,720
Accrued payroll taxes	2,798	7,106
Accrued expenses	771	1,336
Total current liabilities	17,266	20,162
STOCKHOLDER'S EQUITY:		
Common Stock consisting of 10,000 shares of $1 par value, 1,000 shares issued and outstanding	1,000	1,000
Retained earnings	28,484	35,310
Total stockholder's equity	29,484	36,310
	$ 46,749	$ 56,472

The accompanying notes are an integral part of these financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF INCOME
For the years ended December 31, 2018 and 2017

	2018	
REVENUES:		
Advisory Income	$ 276,904	$
Commissions	765,018	
Interest participation	63	
Other income	29,058	
Total revenues	1,071,043	
EXPENSES:		
Bank and investment charges	1,289	
Broker commissions	465,356	
Charitable donations	3,564	
Computer and technology expenses	8,028	
CRD expenses	3,907	
Depreciation	2,404	
Dues and subscriptions	5,099	
Education	1,367	
Employee health insurance	3,673	
Health and fitness	2,487	
Insurance	2,262	
Legal and accounting fees	31,421	
Marketing	23,387	
Meals and entertainment	2,710	
Office and administration	18,349	
Officer compensation	55,314	
Parking	2,843	
Payroll taxes	20,725	
Postage	4,227	
Rent	61,107	
Retirement plan contributions	6,555	
Salaries and wages	200,636	
Storage	1,764	
Taxes and licenses	9,920	
Telephone	9,096	
Travel	9,984	
Truck and automobile	457	
Total expenses	957,934	
NET INCOME	$ 113,109	$

The accompanying notes are an integral part of these financial statements.

2017
191,798
768,152
23
28,767
988,740
610
390,699
1,972
9,488
7,369
1,134
6,751
2,205
3,964
6,343
1,594
26,320
19,243
2,271
19,009
61,638
1,931
17,687
5,568
56,627
3,740
159,901
1,435
10,214
12,190
13,475
5,002
848,380
140,360

The accompanying notes are an integral part of these financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the years ended December 31, 2018 and 2017

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances as of December 31, 2016	1,000	$ 1,000	$ 32,526	$ 33,526
Activity for the year ended December 31, 2017:				
Net income	-	-	140,360	140,360
Distributions	-	-	(137,576)	(137,576)
Balances as of December 31, 2017	1,000	1,000	35,310	36,310
Activity for the year ended December 31, 2018:				
Net income	-	-	113,109	113,109
Distributions	-	-	(119,936)	(119,936)
Balances as of December 31, 2018	1,000	$ 1,000	$ 28,482	$ 29,482

The accompanying notes are an integral part of these financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2018 and 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 113,109	$ 140,360
Adjustments needed to reconcile net income to net cash flows from operating activities:		
Depreciation	2,404	1,134
Net (increase) decrease in:		
Accounts receivable - commissions	463	750
Accounts receivable - office overhead	(572)	2,132
CRD account	108	(71)
Net increase (decrease) in:		
Bank overdraft	10,146	(915)
Accounts payable	(8,168)	2,364
Accrued payroll taxes	(4,308)	2,316
Accrued expenses	(565)	(431)
Net cash flows provided by operating activities	112,616	147,639
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(2,404)	(1,134)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to shareholder	(119,936)	(137,576)
NET CHANGE IN CASH	(9,724)	8,929
CASH BALANCE - Beginning of year	9,835	906
CASH BALANCE - End of year	$ 111	$ 9,835

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid during the year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS:

Vorpahl Wing Securities, Inc. (the Company) was incorporated April 19, 1996. The Company is an Introducing Broker in securities, which is a non-clearing, securities broker/dealer (fully disclosed). The Company accepts customer orders but elects to clear the orders through another broker for cost efficiency. The Company is registered with the Securities and Exchange Commission (SEC) and licensed by the Financial Industry Regulatory Authority (FINRA). FINRA was created in July 2007 through consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of the Company is presented to assist in understanding its financial statements. The financial statements and notes are representations of the Company's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Accounting Method - The Company prepares its financial statements on the accrual basis with a fiscal year-end of December 31.

Accounting Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles in the United States (US GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents exclude restricted deposit accounts.

Accounts Receivable - Accounts receivable are recorded when purchase and sale orders are issued and are presented in the statements of income net of the allowance for doubtful accounts. In the opinion of management, substantially all receivables are collectible in full; therefore, no allowance for doubtful accounts is provided. See also Note 4.

Property and Equipment - Property and equipment is stated at cost and is depreciated by straight-line and accelerated methods over the estimated useful lives of the various assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Fair Value of Financial Instruments - The carrying value of the company's accounts receivable, prepaid expenses, lease deposits, accounts payable and accrued liabilities approximate fair value because of the short-term maturity of those instruments. CRD and Wedbush Morgan accounts are held in cash equivalents, for which cost equals fair value.

Commission Revenue - Commission revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising - Advertising costs are expensed as incurred.

Compensated Absences - Employees of the Company are entitled to paid vacation and paid sick days, based on various factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid.

Federal Income Taxes - Effective January 1, 2001, the Company, with the consent of its shareholder, elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, corporate taxable income is taxed directly to its shareholder. As such, no provisions for income taxes have been recorded in these financial statements.

The Company is subject to audit or examination by various regulatory jurisdictions. As of February 27, 2019, there were no audits or examinations in progress. With few exceptions, as of December 31, 2018, the Company was no longer open to audit or examination for fiscal years ended prior to December 31, 2014.

Subsequent Events - Management has considered subsequent events through February 27, 2019, the date the financial statements were available to be issued.

NOTE 3 - CENTRAL REGISTRATION DEPOSITORY ACCOUNT:

Vorpahl Wing Securities, Inc. maintains a central registration depository (CRD) account which is used to settle fees charged to the Company by FINRA. The Company is required to maintain a positive balance in this account. As of December 31, 2018 and 2017 the balance was $343 and $212, respectively.

NOTE 4 - ACCOUNTS RECEIVABLE:

Management has recorded accounts receivable for commissions and rent/office overhead. All receivables are current and less than ninety days. No receivables are collateralized.

NOTE 5 - WEDBUSH-MORGAN DEPOSIT ACCOUNT:

The Company maintains a deposit account with Wedbush-Morgan Securities. The account is used to guarantee funds available for trading activity and requires a minimum deposit balance of $25,001. The balance at December 31, 2018, is $25,063 and $25,301 for December 31, 2017.

NOTE 6 - PROPERTY AND EQUIPMENT:

As of December 31, 2018 and 2017, property and equipment was summarized as follows:

Description	Life	2018	2017
Office equipment/furniture	1-7 years	$ 62,747	$ 60,343
Less: accumulated depreciation		(62,747)	(60,343)
		$ -	$ -

NOTE 7 - LEASES:

On November 1, 2013, the Company entered into a lease with West and Wheeler for office space in the Paulsen Building in Spokane, Washington. The term of the lease is for 78 months. Effective June 1, 2017 to May 31, 2018, the lease amount is $4,795 with the next increment of $5,138 from June 1, 2018 until May 31, 2019 and $5,480 from June 1, 2019 through May 31, 2020. Rental expense for the years ended December 31, 2018 and 2017 totaled $61,107 and $56,627, respectively.

Future minimum rental payments under the lease agreements for the years ending December 31 are as follows:

2019	64,050
2020	27,400

Lease ends May 31, 2020

NOTE 8 - NET CAPITAL REQUIREMENTS:

Vorpahl Wing Securities, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined by statute, of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined by statute, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2018 and 2017, Vorpahl Wing Securities, Inc. had net capital of $23,979 and $30,805, respectively and aggregated indebtedness of $17,155 and $20,162, respectively. Vorpahl Wing Securities, Inc.'s ratio of aggregate indebtedness to net capital was .7201 to 1 as of December 31, 2018 and .6545 to 1 as of December 31, 2017.

NOTE 9 - RETIREMENT PLAN:

The Company has established a 401(k) plan covering all full-time employees. Contributions to the plan are made by both the company and its employees under provisions of the Internal Revenue Code Section. For the years ended December 31, 2018 and 2017, the Company made $6,555 and $3,740 contributions to the plan, respectively.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2018

Net Capital		
Total stockholder's equity		$ 29,484
Deductions/charges:		
Non allowable assets:		
Other assets	$ 5,505	
Furniture, equipment, net	-	
Total assets		5,505
Net Capital		$ 23,979
Aggregate indebtedness		
Items included in statement of financial condition:		
Overdraft	10,146	
Accounts payable	3,551	
Accrued payroll taxes	2,798	
Accrued expenses	771	
Total aggregate indebtedness		$ 17,266
Computation of basic net capital requirement:		
Minimum dollar net capital required of reporting broker		$ 5,000
Net capital in excess of minimum dollar net capital required of reporting broker		$ 18,979
Minimum net capital required at 1500 percent		$ 1,151
Excess net capital at 1500 percent		$ 22,827
Minimum net capital required at 1000 percent		$ 1,727
Excess net capital at 1000 percent		$ 22,252
Ratio: Aggregate indebtedness to net capital		.7201 to 1
Reconciliation with company's computation (included in Part II of Form X-17 A-5 as of December 31, 2018)		
Net capital, as reported in Part II (unaudited) FOCUS Report		$ 23,979
Subsequent adjustments:		
Non-allowable accounts receivable		-
Rounding		-
Net capital per above		$ 23,979

Note: There are no material differences between the preceding computations and Vorpahl Wing Securities, Inc's corresponding unaudited part II of form X-17A-5 as of December 31, 2018.

See the accompanying independent registered public accounting firm's report.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2018

Vorpahl Wing Securities, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(ii): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2018

Vorpahl Wing Securities, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(ii): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule IV

Schedule of Segregation Requirements and Funds
in Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2018

Vorpahl Wing Securities, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(ii): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

See the accompanying independent registered public accounting firm's report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

Board of Directors of
Vorpahl Wing Securities, Inc.
Spokane, Washington

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Vorpahl Wing Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Vorpahl Wing Securities, Inc. claimed an exemption from 17 C.F.R §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Vorpahl Wing Securities, Inc. stated that Vorpahl Wing Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Vorpahl Wing Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vorpahl Wing Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
February 27, 2019

INDEPENDENT ACCOUNTANT'S
AGREED-UPON PROCEDURES REPORT ON
SCHEDULE OF ASSESMENT AND PAYMENTS, FORM SIPC-7

Board of Directors of
Vorpahl Wing Securities, Inc.
Spokane, Washington

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Vorpahl Wing Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Vorpahl Wing Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Vorpahl Wing Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences (there were no adjustments);

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Continued)

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
February 27, 2019

Schedule of Assessment and Payments
December 31, 2018

General assessment per Form SIPC-7, including interest	$ 369
Less payments (overpayments) made with Form SIPC-6	(216)
Amount paid (overpayment carried forward) with Form SIPC-7	$ 153

See accompanying independent accountant's agreed upon procedures report on schedule of assessment and payments (Form SIPC-7).